Act: 1934
Section: 13A
Rule:
Public Availability: 11/14/2011


Received SEC
NOV 14 2011
Washington, DC 20549


11007138

November 14, 2011

No Act 11/14/11

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DT Sale Corp.
Incoming letter dated November 14, 2011

Based on the facts presented, the Division will not object if DT Sale stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2011. In reaching this position, we note that DT Sale has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, DT Sale will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2011.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

Mail Stop 4561

Perry S. Patterson
Buchanan Ingersoll & Rooney, PC
Attorneys & Government Relations Professionals
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Re: DT Sale Corp.

Dear Mr. Patterson:

In regard to your letter of November 14, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Buchanan Ingersoll & Rooney PC
Attorneys & Government Relations Professionals

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

Perry S. Patterson
412 562 8445
perry.patterson@bipc.com

References: Exchange Act Sections 12(g), 13(a) and 15(d)
Exchange Act Rules 12g-4/12h-3

November 14, 2011

VIA ONLINE SUBMISSION
(https://www.sec.gov/forms/corp_fin_noaction)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Re: DT Sale Corp. (formerly known as "DPAC Technologies Corp.") (Commission File No. 000-14843)

Ladies and Gentlemen:

On behalf of DT Sale Corp. (formerly known as "DPAC Technologies Corp."), a California corporation (the "**Company**"), we hereby request that the Staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") confirm that it concurs with the Company's view that the update and deemed effectiveness of certain registration statements on Forms S-3 and S-8, in connection with the incorporation by reference therein of the Company's Form 10-K for the year ended December 31, 2010, as filed (pursuant to Rule 12b-25) with the Commission on April 15, 2011, would not preclude the Company from using Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), to suspend immediately its duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act prior to the filing deadline for its Form 10-Q for the quarter ended September 30, 2011 (due November 14, 2011).

I. Background:

The Company was formed in 1986. Headquartered in Hudson, Ohio, the Company (by and through its wholly owned subsidiary QT Sale Corp. (formerly known as "Quatech, Inc.") an Ohio corporation ("**QT**")) was in the business of designing, manufacturing and selling device connectivity and device networking solutions for a broad market until the sale of its business operations on October 12, 2011.

The Company's Common Stock, no par value per share (the "**Common Stock**") was initially registered under Section 12(b) of the Exchange Act in 1986. Such registration (and related listing on the Boston Stock Exchange) was withdrawn pursuant to an order from the Commission upon application by the Company in July of 1991 (Rel. 34-29441), and the Common Stock was thereafter registered by the Company under Section 12(g) of the Exchange Act pursuant to a Form 8-A filed on July 2, 1991. Until August 3, 2005; the Common Stock was quoted on the Nasdaq SmallCap Market under the symbol "DPAC" until it was delisted by Nasdaq because of listing qualification deficiencies in minimum stock price and minimum net worth requirements. Until November 7, 2011, the Common Stock was quoted on the OTC Markets Group OTCQB tier under the symbol "DPAC" until it was delisted therefrom by the Financial Industry Regulatory Authority in connection with the liquidating distributions made to shareholders under the Plan of Complete Liquidation and Dissolution of the Company described herein.

As of November 10, 2011, the Company had approximately 112,891,258 shares of Common Stock outstanding held by 209 holders of record (as determined pursuant to Rule 12g-5 under the Exchange Act).

The Company also has a class of preferred stock authorized, pursuant to which 30,000 shares are issued and outstanding (the "**Series A Preferred Stock**"), all of which are held beneficially and of record by three (3) persons, all of whom are affiliates (as that term is used under the Securities Act of 1933, as amended (the "**Securities Act**")) of the Company. Approximately 85% of the Common Stock of the Company is beneficially owned by a single shareholder. The Series A Preferred Stock was privately placed pursuant to transactions exempt from the registration requirements of the Securities Act under Rule 506 thereof. Formerly, the Company had two (2) outstanding warrants to purchase shares of its Common Stock held beneficially and of record by two (2) persons, each of which were issued in connection with borrowing arrangements and pursuant to transactions exempt from the registration requirements of the Securities Act under Rule 506 thereof, but which such warrants were terminated by agreement with the holders thereof in connection with the Allocation Agreement discussed below, and have ceased to be outstanding.

The Company has no debt or other securities outstanding, and other than as set forth herein, is not under any obligation, contractual or otherwise, to continue to comply with the reporting requirements of the Exchange Act.

The Company has no securities registered or required to be registered under Section 12(b) of the Exchange Act. The Common Stock constitutes the only class of securities of the Company registered or required to be registered under Section 12 or subject to a reporting obligation under Section 15(d) of the Exchange Act[1].

The Company is current in all of its periodic and current reports through the date of this letter.[2]

As reported in the Company's Current Report on Form 8-K, filed with the Commission on August 9, 2011, and further discussed in the Company's Information Statement on Schedule 14C (filed in preliminary form on August 5, 2011 and thereafter in definitive form on September 22, 2011) (the "**Information Statement**"), the Company entered into an Asset Purchase Agreement on August 3, 2011 among itself and QT as sellers, with Q-Tech Acquisition, LLC as buyer and its parent B&B Electronics Manufacturing Company, with respect to the sale of substantially all of the assets of QT (which indirectly constituted substantially all of the assets of the Company) (the "**Asset Purchase Agreement**").

Simultaneous with the approval of the Asset Purchase Agreement, the Board of Directors of the Company approved a Plan of Complete Liquidation and Dissolution (the "**Plan**") of the Company, to become effective immediately after the closing under the Asset Purchase Agreement, because the asset sale would leave the Company and QT with no operating assets and no further business operations. The Plan became effective on October 12, 2011 upon

---

[1] The Form 15 that the Company intends to file will also terminate the registration under Section 12(g) of the Exchange Act of certain Units (consisting of a Common Stock Purchase Warrant (each exercisable for a single share of Common Stock) and two (2) shares of Common Stock) and of such Common Stock Purchase Warrants, which were registered pursuant to a Form 8-A filed July 29, 1986. As of the date of this letter, there are no holders of record of any such Units, the holders of record of the shares of Common Stock issued as part of such Units are included in the number of holders of Common Stock set forth above, and there are no holders of record of any of such Common Stock Purchase Warrants, none of which are outstanding and all of which expired if not previously exercised by January 21, 1989.

[2] The Company's Annual Reports on Form 10-K for the years ended December 31, 2008, 2009 and 2010 were filed pursuant to Rule 12b-25 after the required deadlines, but pursuant to such rule, were deemed timely filed as they were filed not later than fifteen days after their original due dates.

the closing under the Asset Purchase Agreement. As detailed in the Information Statement, certain related parties of the Company, including the Company's majority shareholder, the holders of the outstanding Common Stock warrants described above, members of the board and management who were shareholders and/or optionholders, or to whom severance payments would otherwise have been payable, entered into an Allocation Agreement dated August 3, 2011 (the "**Allocation Agreement**"), which, together with the Plan and covenants in the Asset Purchase Agreement, called for the Company to pay a liquidating distribution of $0.05 per share of Common Stock to its "Nonaffiliated Shareholders"[3] prior to any distribution to any of the parties to the Allocation Agreement (subject to paying or making provision for the payment of the Company's debts and liabilities). Each of the Asset Purchase Agreement, the Plan and the Allocation Agreement were provided to shareholders as annexes to the Information Statement.

The Company entered into, and the Board of the Company approved, the Asset Purchase Agreement because the asset sale was the most viable alternative available to the Company and in the best interests of its shareholders given the amount of the purchase price proposed by the buyer, the Company's remaining cash position, the concern that the Company would be forced to refinance its then-existing debt in a manner and with terms that, if available at all, were potentially significantly more onerous than the terms of its existing borrowing facilities, that it was highly unlikely that other acquisition or merger opportunities providing the benefit of an all cash purchase price at the value paid by the buyer would be or become available, and that the Company's majority shareholder and certain other shareholders were willing to permit the Company to make the liquidating distribution of $0.05 per share to the Nonaffiliated Shareholders (even though that would mean certain affiliated shareholders would receive less in distribution upon liquidation than they would otherwise have been entitled to receive under the Company's articles of incorporation). Entering into the Allocation Agreement was necessary to permit the liquidating distribution of $0.05 per share because under its articles of incorporation, after payment of all debts and liabilities of the Company, the holders of Series A Preferred Stock would have been entitled to receive such a significant portion of the remaining assets on a priority basis that the common shareholders (including the Nonaffiliated Shareholders) would likely have received at most $0.003 per share. For that reason, the Allocation Agreement and the Plan were structured such that the rights of the Series A Preferred Stock holders (and other parties to the Allocation Agreement) were effectively deferred and/or reduced such that the liquidating distribution to the Nonaffiliated Shareholders could be made first, and then the remainder of the assets paid according to the Allocation Agreement.

The asset sale under the Asset Purchase Agreement and the Plan were approved as of August 3, 2011 by shareholders having sufficient voting power to approve such transactions under California law. Subsequently, the definitive Information Statement was filed and mailed to shareholders on September 22, 2011, and the closing under the Asset Purchase Agreement consummated on October 12, 2011, following the 20 day period required under Rule 14c-2. The Company filed a Form 8-K on October 18, 2011, announcing completion of the asset sale.

The Company filed a further Form 8-K on October 21, 2011 indicating that the liquidating distribution of $0.05 per share would be paid to Nonaffiliated Shareholders of record as of October 31, 2011, which distributions have been made by the Company's paying agent to Nonaffiliated Shareholders of record as of such date who have returned share certificates for cancellation.

Following the closing of the asset sale, the payment of all debts and liabilities of the Company, the payment of the $0.05 per share distribution to Nonaffiliated Shareholders and distributions and payments to the parties to the Allocation Agreement, the Company's assets are expected to consist of approximately $400,000 in cash, potential tax refunds, insurance policies, and certain prepaid amounts under insurance policies, and the ownership interests in QT, but no operating assets, and no means to generate revenue. Of the closing proceeds from the asset sale, $630,603 were

---

[3] "Nonaffiliated Shareholder" is defined in the Plan as any beneficial owner (1) who is not as of, and has not been within 90 days prior to, the record date established for such liquidating distribution, an officer or director or employee of the Company or QT, or (2) who is not a party to the Allocation Agreement.

deposited into an escrow account to address any downward adjustment in the purchase price resulting from the working capital true-up mechanism in the Asset Purchase Agreement, and obligations to indemnify the buyer. This amount (or the amount that remains after any further downward purchase price adjustment resulting from the working capital true-up, which is expected to be completed within six months after the closing) would be paid over to the Company at the first anniversary of the closing, assuming there are no claims for indemnification by the buyer then pending.

Concurrently with the closing of the asset sale, the buyer hired all but two of the Company's employees; the two who remain employed by the Company are there on a short term basis solely to coordinate the orderly liquidation and dissolution of the Company.

As disclosed in the Information Statement, the Company intends to file a certificate of dissolution with the Secretary of State of California at an appropriate time after the closing of the asset sale. Largely, the timing of such filing will depend upon the mechanics of filing tax returns, obtaining appropriate clearance certificates, making distributions under the Allocation Agreement, addressing any further adjustments in the purchase price of the assets sold to the buyer pursuant to the working capital adjustment provisions of the Asset Purchase Agreement, and addressing any claims for indemnification by the buyer post-closing. Assuming there are no further adjustments to the purchase price and that no claims for indemnification are made under the Asset Purchase Agreement, the Company would receive the entire amount of the escrow fund (currently $630,603) within one year after closing (the agreed upon release date of the escrow funds). The escrow funds, together with the then-remaining assets of the Company will be used to address any remaining debts or liabilities of the Company as part of the final dissolution process, and the remainder distributed to the parties to the Allocation Agreement against the maximum amounts to which they are entitled thereunder. As noted in the Information Statement, additional distributions to the public Nonaffiliated Shareholders are highly unlikely as the amounts deferred by the parties to the Allocation Agreement (to permit the $0.05 distribution, both in terms of its timing and amount) and to which they are entitled will likely exceed any remaining assets of the Company at such time.

The Company has currently filed the following registration statements on Form S-8 and amendments thereto under the Securities Act with respect to shares of Common Stock issuable pursuant to equity incentive plans:

- File No. 333-61126 (effective 5/17/2001)
- File No. 333-76161 (effective 4/13/99)
- File No. 333-14733 (effective 10/24/96)
- File No. 33-72922 (effective 12/14/93)
- File No. 33-44870 (effective 12/30/91)
- File No. 33-29615 (effective 6/29/89)
- File No. 33-06659 (effective 6/20/86)

The Forms S-8 filed during and after 1996 (File Nos. 333-14733, 76161 and 61126) relate to registrations of Common Stock issuable pursuant to the Company's 1996 Stock Option Plan, all grants under which have since terminated pursuant to the terms of such plan, as a result of the closing of the Asset Purchase Agreement. The 1996 Stock Option Plan, and the grants thereunder, contemplate that upon a sale of all or substantially all of the assets of the Company, all outstanding options would terminate immediately upon closing of such transaction if not previously exercised. In connection with the Plan (of dissolution) and the Allocation Agreement, the Company allocated (and has paid) to the holders of exercisable options under such 1996 plan as of the closing, an amount of cash equal to $0.05 per share minus the exercise price of each such option.[4] Each of the Company's previously existing equity incentive plans,

[4] Since the definition of "Nonaffiliated Shareholder" excludes employees and thereby would have prevented employees and certain former employees from receiving $0.05 per share pursuant to the priority distribution to Nonaffiliated Shareholders

and all unexercised grants thereunder, previously expired pursuant to the terms of such plans and are no longer outstanding or exercisable.

The Company has filed post-effective amendments under all of the Forms S-8 to remove from registration all unsold shares of Common Stock registered thereunder, which such amendments have become effective.

Additionally, the Company has filed the following registration statements on Forms S-3 and amendments thereto under the Securities Act with respect to shares of Common Stock, which remain effective:

1. Form S-3 File No. 333-116758 (effective 2004)
2. Form S-3 File No. 333-50848 (effective 2000)
3. Form S-3 File No. 333-01847 (effective 1996)
4. Form S-3 File No. 33-87704 (effective 1994)

The Company has filed post-effective amendments under all of the Forms S-3 to remove from registration all unsold shares of Common Stock registered thereunder, which such amendments have become effective.

II. Discussion:

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) of the Exchange Act is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company would be eligible to deregister its Common Stock under Section 12(g) of the Exchange Act and to immediately suspend filing further reports under Section 13(a) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, the duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15, if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15. The Company has filed all required reports under Section 13(a) of the Exchange Act for the periods specified by Rule 12h-3(a) and the outstanding Common Stock is held of record by fewer than 300 security holders.

However, Rule 12h-3(c) provides that the relief provided under Rule 12h-3 is inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As such, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's latest Annual Report on Form 10-K for the year ended December 31, 2010 had the technical effect of updating the Company's effective registration statements on Forms S-8 and S-3 identified above (the "**Effective Registration Statements**").

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are

---

called for under the Plan, the Allocation Agreement and the Asset Purchase Agreement, the Company notified each person holding an exercisable option of the terms of such agreements, indicating that notwithstanding the termination of such options as of the closing, each person would be paid a net amount equal to $0.05 per share underlying an exercisable option, less the exercise price thereof.

held by fewer than 300 record holders. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not necessarily justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that the 12h-3(c) "limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "**Proposing Release**"). See also International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality International, Inc. (available January 22, 2008); International Securities Exchange, Inc. (available January 3, 2008); Mail.com Business Messaging Services, Inc. (available March 27, 2000).

The Company suggests that if Rule 12h-3(c)'s purpose is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose since no sales have occurred under the Effective Registration Statements during fiscal year 2011. Additionally, any shares of Common Stock still held by Nonaffiliated Shareholders are subject to cancellation in connection with the payment of the $0.05 per share liquidating distribution as of October 31, 2011, all other shares of Common Stock are held by parties to the Allocation Agreement, which forms the sole basis upon which such holders may receive any liquidating distributions from the Company, and all options to purchase shares of Common Stock have expired pursuant to the terms of the relevant plan and all amounts payable in connection with such options have been paid. Given that no further liquidating distributions are expected to be made to the Nonaffiliated Shareholders (as a result of the liquidation and dissolution of the Company, in light of its current and likely assets through the remaining period until its dissolution is completed, and the rights of the parties to the Allocation Agreement), and the removal of the Company's Common Stock from the OTCQB, thus severely limiting the trading of the Common Stock, the public shareholders will not receive any significant benefit from continuing compliance with the reporting obligations by the Company, and the financial burdens on the Company resulting from the preparation and filing of current and periodic reports is significant and would likely only reduce the amounts available for distribution to the remaining shareholders of the Company, who have deferred and/or reduced their liquidation rights to permit the Nonaffiliated Shareholders to be paid first, and in an amount greater than their pro rata rights would have permitted.

In its Proposing Release, the Commission noted the recognition by Congress in connection with Section 15(d) that the benefits of current and periodic reporting may not always be commensurate with the financial and administrative burdens imposed, particularly with respect to smaller reporting companies with relatively few stockholders. See, e.g., International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

The Staff has granted no-action relief in a range of similar circumstances where the literal application of Rule 12h-3(c) would result in comparatively limited public benefit in light of the burdens on the issuer of compliance with Exchange Act reporting requirements. See, e.g., International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); Cygnus, Inc. (available March 27, 2006); WaveRider Communications, Inc. (available March 31, 2006); Planet Technologies, Inc. (available February 7, 2008). Additionally, the Staff has concurred in permitting issuers to file a Form 15 despite the fact that such issuers had effective registration statements which had been automatically updated during the current fiscal year. See, e.g., Silverstar Holdings, Ltd. (available May 14, 2009); Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007).

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of the Common Stock, any suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse and the Company will be required to resume periodic and current reporting.

III. Conclusion:

For the foregoing reasons, it is respectfully requested that the Staff confirm that it concurs with the Company's view that the update and deemed effectiveness of the Effective Registration Statements would not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend immediately its duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act.

Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

If the Staff has any questions concerning this request or requires additional information, please contact me at (412) 562-8445 or via email at perry.patterson@bipc.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter.

Respectfully submitted,



Perry S. Patterson

cc: DT Sale Corp.